April 7, 2015

Via EDGAR

Securities and Exchange Commission,

        100 F Street, N.E.,

                Washington, D.C. 20549,

                        Attention: Mr. Donald E. Field.

Re:	Responses to Comments on the Registration Statement on Form S-4 filed by Harris Corporation on March 5, 2015 (File No. 333-202539)

Dear Mr. Field:

On behalf of our client, Harris Corporation (“Harris”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter, dated April 1, 2015, to Mr. William M. Brown, President and Chief Executive Officer of Harris, regarding the above-referenced registration statement on Form S-4 (the “Registration Statement”) filed with the Commission on March 5, 2015 by Harris.

For your convenience, we have reproduced the Staff’s comments below and provided a response below each comment. Generally, the information contained herein with respect to Harris has been furnished by Harris and the information contained herein with respect to Exelis Inc. (“Exelis”) has been furnished by Exelis. Capitalized terms used in this letter and not otherwise defined have the meanings ascribed to such terms in the Registration Statement.

General

1.

We note that Exelis has not disclosed in this registration statement the information required by paragraph (a)(7) of Item 18 of Form S-4 which requires certain information for each person who will serve as a director or an executive officer of the surviving or acquiring company. Additionally, we note your disclosure in the New Management Arrangements section on page 138 that new management arrangements have not yet been determined. Finally, we note that Exelis has incorporated by reference into this

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registration statement its Annual Report on Form 10-K for the fiscal year ended December 31, 2014. We also note, however, that certain portions of Exelis’ Definitive Proxy Statement for its 2015 Annual Meeting of Shareholders are to be incorporated by reference into such Annual Report. Please confirm your understanding, to the extent applicable, that Exelis may need to file its Definitive Proxy Statement for its 2015 Annual Meeting of Shareholders, amend its Annual Report to include the information required by Part III of Form 10-K, or include the required Item 18 information in this registration statement prior to requesting acceleration of the effectiveness of this registration statement. To the extent you do not believe additional Item 18 information is required, please advise.

Harris advises the Staff that on April 6, 2015, Exelis filed with the Commission an amendment to Exelis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which includes all information that was, at the time of the initial filing of such Annual Report, expected to be included in Exelis’ Definitive Proxy Statement for its 2015 Annual Meeting, including the additional Item 18 information referenced by the Staff.

Summary, page 11

Interests of Exelis’ Directors and Executive Officers in the Merger, page 16

2.	Please briefly describe the interests of Exelis’ directors and officers in the proposed business combination here.

In response to the Staff’s comment, Harris has revised the disclosure on page 16 of Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Recommendation of the Exelis Board; Exelis’ Reasons for the Merger, page 78

3.	Please refer to the second bullet point on page 80. We note that the Exelis board of directors considered that Exelis shareholders would benefit from the synergies expected to result from the merger. We further note that the Harris board of directors considered certain synergies disclosed on page 97. To the extent known at the time, please revise to quantify here the anticipated synergies expected to be realized from the merger that the Exelis board of directors considered.

In response to the Staff’s comment, Harris has revised the disclosure on page 80 of Amendment No. 1.

Opinion of J.P. Morgan, page 83

4.	Please provide us with a copy of the board book and any other materials prepared by J.P. Morgan.

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Harris	advises the Staff that Exelis has advised Harris that:

•	J.P. Morgan has directed Latham & Watkins LLP, counsel to J.P. Morgan, to furnish to the Staff, via hand delivery under separate cover, a copy of the presentation made by J.P. Morgan to Exelis’ board of directors on February 5, 2015;

•	the presentation is the material provided by J.P. Morgan to Exelis’ board of directors in connection with J.P. Morgan rendering its opinion to Exelis’ board of directors;

•	J.P. Morgan requests confidential treatment by the Commission of the presentation pursuant to Securities Act Rule 418(b) and the provisions of CFR Section 200.83; and

•	in accordance with such rules, J.P. Morgan requests that the presentation be returned promptly to Latham & Watkins LLP following completion of the Staff’s review thereof.

Analysis of Exelis, page 85

Selected Transaction Multiples Analysis for Exelis, page 87

5.	Please revise to disclose the FV to LTM EBITDA multiple for each selected transaction.

In response to the Staff’s comment, Harris has revised the disclosure on page 87 of Amendment No. 1.

Value Creation Analysis, page 91

6.	Please refer to the last paragraph on page 92. We note your disclosure that Exelis has agreed to pay J.P. Morgan a fee based on a percentage of the total transaction value which is expected to be approximately $19 million, a portion of which was payable upon the delivery by J.P. Morgan of its opinion, and the remainder of which is due upon the consummation of the merger. Please revise to quantify the portion of the fee which has already been paid to J.P. Morgan. Refer to Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, Harris has revised the disclosure on page 93 of Amendment No. 1.

Harris’ Reasons for the Merger, page 97

7.	We note that the Harris board of directors received certain advice from Morgan Stanley. However, we also note that this advice from Morgan Stanley was not included as a factor, positive or negative, which affected Harris board of directors’ recommendations. Please tell us how Morgan Stanley’s advice affected the recommendation of the Harris board of directors.

In response to the Staff’s comment, Harris has revised its disclosure on page 98 of Amendment No. 1.

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Litigation Related to the Merger, page 101

8.	Please provide us with a copy of the complaint for the shareholder litigation action discussed in this section.

The complaints for the shareholder litigation action and the related stipulation to consolidate are being furnished to the Staff via overnight mail under separate cover, and Harris has revised its disclosure on pages 25, 51, 61 and 102 of Amendment No. 1 to reflect the additional complaint.

The Merger Agreement, page 102

9.	We note the statement that information concerning the subject matter of the representations and warranties may have changed after the date of the merger agreement and do not purport to be accurate as of the date of the proxy statement/prospectus. Please confirm your understanding that you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to clarify the statements included in the filing.

Harris confirms its understanding that Harris is responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to clarify the statements included in the filing.

Signatures, page II-5

10.	Please revise the second half of your signature page to include the signature of your principal executive officer. Refer to Instruction 1 to Signatures on Form S-4. In this regard, we note that Mr. Brown signed the first half of your signature page on behalf of the registrant but not in his individual capacity.

In response to the Staff’s comment, the signature page has been revised and the signature of Harris’ principal executive officer in his individual capacity has been included in Amendment No. 1.

Exhibit 5.1

11.	We note that you have not filed Exhibit 5.1. Please file a fully executed and dated opinion of counsel.

In response to the Staff’s comment, Harris has filed a fully executed and dated opinion of counsel as Exhibit 5.1 to Amendment No. 1.

In addition to the above responses to the Staff’s comments, Harris acknowledges that:

•	Harris is responsible for the adequacy and accuracy of the disclosure in the filing and the Staff’s declaring the filing effective does not relieve Harris of this responsibility;

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•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Harris may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

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We hope that these responses adequately address the Staff’s comments. If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4000 or pagnanik@sullcrom.com.

Very truly yours,

/s/ KEITH PAGNANI

Keith Pagnani

cc:	William M. Brown
Scott T. Mikuen
(Harris Corporation)

Ann D. Davidson
(Exelis Inc.)

James P. Dougherty
(Jones Day)